Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue

George Town, Grand Cayman

KY1-9005 Cayman Islands

February 12, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stealth BioTherapeutics Corp
Registration Statement on Form F-1
File No. 333-229097
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Stealth BioTherapeutics Corp hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-229097), as amended, so that it may become effective at 4:30 p.m. Eastern time on February 14, 2019, or as soon thereafter as practicable.

[The remainder of this page is intentionally left blank.]

Very truly yours, Stealth BioTherapeutics Corp

By:	/s/ Irene P. McCarthy
Name: Title:	Irene P. McCarthy Chief Executive Officer

[Signature Page to Acceleration Request]